SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------

                          MILLER BUILDING SYSTEMS, INC.
                       (Name of Subject Company (issuer))

                     DELAWARE MILLER ACQUISITION CORPORATION

                            COACHMEN INDUSTRIES, INC.
                       (Name of Filing Persons (offeror))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   600404-10-7
                      (CUSIP Number of Class of Securities)
                             RICHARD M. LAVERS, ESQ.
                    EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                            COACHMEN INDUSTRIES, INC.
                                2831 DEXTER DRIVE
                                ELKHART, IN 46515
                                 (219) 262-0123
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                            FREDERICK W. AXLEY, ESQ.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 984-7574


                           --------------------------

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


    Check the appropriate boxes to designate any transactions to which this statement relates:


     /X/ third party tender offer          / / going-private transaction
         subject to Rule 14d-1                 subject to Rule 13e-3

     / / issuer tender offer               / / amendment to Schedule 13D
         subject to Rule 13e-4                 under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. / /

         The Exhibits incorporated by reference into this Schedule TO-C are intended for informational purposes only, and are not offers to buy or solicitations of offers to sell any shares of common stock. The solicitation of offers to sell Miller Building Systems, Inc.'s common stock will only be made pursuant to the offer to purchase and related materials that will be sent out to Miller Building Systems, Inc.'s stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the offer. The tender offer documents (including the offer to purchase, the related letter of transmittal and all other offer documents to be filed with the Securities and Exchange Commission) will also be available for free at the Commission's Web site at www.sec.gov.

EXHIBITS.

        (a)(5)(i) Press release dated August 23, 2000. (Reference is hereby made to Exhibit 99.1 to Current Report on Form 8-K dated August 24, 2000, and incorporated by reference herein.)


        (d)(1) Agreement and Plan of Merger, dated as of August 22, 2000, by and among COA Housing Group, Inc., Coachmen Industries, Inc., Delaware Miller Acquisition Corporation and Miller Building Systems, Inc. (Reference is made to Exhibit 99.1 to Current Report on Form 8-K dated September 6, 2000, and incorporated by reference herein.)

         SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       DELAWARE MILLER ACQUISITION CORPORATION


                                       By:  /s/ Richard M. Lavers
                                                --------------------------------
                                                Richard M. Lavers
                                                Secretary


                                       COACHMEN INDUSTRIES, INC.



                                       By:  /s/ Richard M. Lavers
                                                --------------------------------
                                                Richard M. Lavers
                                                Executive Vice President,
                                                General Counsel & Secretary



Dated: September 7, 2000